September 24, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Kevin Woody
Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Financial, Inc. Form 10-K for the year ended December 31, 2009 Filed February 11, 2010 Definitive Proxy Statement on Schedule 14A Filed April 6, 2010 File No. 001-13991
Dear Mr. Woody:
     On behalf of MFA Financial, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 14, 2010 (the “September 14 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 6, 2010 (the “Proxy Statement”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 14 Letter and are numbered accordingly.
Form 10-K for the year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
MFR MBS, page 27
1.	We note the table on page 27, which discloses information about securities with average loan FICO of 715 or higher and those with average loan FICO below 715. Please tell us, and revise future filings to disclose, the average FICO score of the MFR MBS portfolio.
In response to the Staff’s comment, we respectfully inform the Staff that the average FICO score of the Company’s MFR MBS portfolio was 726 at December 31, 2009 and was presented as a specific line item within the table on page 27 of the Form 10-K. Specifically, the information is presented in the 11th line item entitled “Weighted average FICO score at origination” under the column heading “Total”.

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

In addition, we note for the benefit of the Staff that the average FICO score at origination of the Company’s MFR MBS portfolio (i) was 726 at March 31, 2010 and was presented as a specific line item within the table on page 33 of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 and (ii) was 726 at June 30, 2010 and was presented as a specific line item within the table on page 36 of the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010.
To the extent applicable, the Company will continue to provide such information in future filings.
Item 8. Financial Statements and Supplementary Data
Repurchase Agreements, page 69
2.	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.
In response to the Staff’s comment, we note that the Company does not account for any of its repurchase agreements as sales for accounting purposes nor has the Company changed the original accounting on any of its repurchase agreements during the last three years. To the extent that the Company were in the future to account for its repurchase agreements as sales, we will, to the extent applicable, include similar information to that requested in the September 14 Letter in future filings.
3.	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please include this disclosure in your MD&A in future filings.
In response to the Staff’s comment, we respectfully inform the Staff that the Company’s MD&A included in the Form 10-K sets forth the average balances of repurchase agreements for each of the last five quarters ended December 31, 2009 (second table on page 30) and for each of the last five quarters ended December 31, 2008 (second table on page 33). We will include in future annual reports on Form 10-K the quarterly average balances of the Company’s repurchase agreements for the then-current year and the two immediately preceding years. In addition, for each quarterly period presented, we will disclose in future annual reports on Form 10-K the quarter end balance and the maximum balance at any month end within that quarterly period relating to the Company’s repurchase agreements. The Company will also provide the same information in its future quarterly reports on Form 10-Q for the current quarter and the four immediately preceding quarters.
The information requested by the Staff is presented in the table below:

				Maximum
	Quarterly	End of Period		Balance at Any
	Average	Balance		Month-End for
	Repurchase	Repurchase		Repurchase
	Agreements	Agreements		Agreements
(Dollars in Thousands)
Q1 2007	$5,647,700	$5,763,357		$5,763,357
Q2 2007	$6,051,209	$6,379,485	(1)	$6,379,485
Q3 2007	$6,225,695	$6,313,949		$6,451,767
Q4 2007	$6,975,521	$7,526,014	(2)	$7,526,014

Q1 2008	$8,100,961	$7,311,767	(2)(3)	$9,130,732
Q2 2008	$8,001,835	$9,310,176	(4)	$9,310,176

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

				Maximum
	Quarterly	End of Period		Balance at Any
	Average	Balance		Month-End for
	Repurchase	Repurchase		Repurchase
	Agreements	Agreements		Agreements
(Dollars in Thousands)
Q3 2008	$9,373,968	$9,379,474		$9,379,474
Q4 2008	$9,120,214	$9,038,836	(5)	$9,145,261

Q1 2009	$8,984,456	$8,772,641	(5)	$9,054,453
Q2 2009	$8,369,408	$7,951,931	(5)	$8,387,883
Q3 2009	$7,774,620	$7,575,287	(5)	$7,818,467
Q4 2009	$7,372,074	$7,195,827	(5)	$7,392,430

Q1 2010	$6,507,890	$6,013,875	(6)	$6,872,221
Q2 2010	$6,129,448	$6,274,220		$6,274,220

(1)	During the second quarter of 2007, the Company raised net equity capital of approximately $16.0 million under its Controlled Equity Offering program, which was invested on a leveraged basis. This, in combination with an increase in the Company’s leverage multiple from 8.3 times at March 31, 2007 to 9.1 times at June 30, 2007, is reflected in the increase in Company’s borrowings under repurchase agreements as of the end of the second quarter of 2007.

(2)	On November 14, 2007, the Company raised net equity capital of $130.0 million, which was invested on a leveraged basis during the fourth quarter of 2007 and first quarter of 2008 and, as a result, increased the Company’s borrowings under repurchase agreements.

(3)	In March 2008, the Company proactively reduced its leverage strategy in light of the significant disruptions in the credit markets. As a result, the Company sold $1.851 billion of MBS and repaid associated repurchase agreements.

(4)	On June 3, 2008, the Company raised net equity capital of $253.0 million, which was invested on a leveraged basis and, as a result, increased the Company’s borrowings under repurchase agreements.

(5)	Since the fourth quarter of 2008, the Company increased its level of investment in Non Agency MBS (“MFR MBS”), allowing its Agency MBS and associated borrowings under repurchase agreements to run off. The Company’s MFR MBS are leveraged to a significantly lesser extent than the Company’s Agency MBS. Accordingly, the Company’s borrowings under repurchase agreements have decreased, resulting in lower end of period balances for repurchase agreements. In addition, the Company did not purchase any Agency MBS from September 2008 through March 2010. As such, amounts outstanding under repurchase agreements decreased during this period as Agency MBS paid down. Further, certain of the Company’s MFR MBS and related repurchase agreements are reported as a component of MBS Forwards and, as such are not included in repurchase agreement borrowings on the Company’s balance sheet. (See Note 4 to the Company’s consolidated financial statements.).

(6)	During the first quarter of 2010, the Company terminated $657.3 million of repurchase agreements in connection with sales of $931.9 million of Agency MBS.
4. In addition to the above, please tell us:
•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.
In response to the Staff’s comment, we note that the Company does not have any securities lending transactions.
•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.
To date, we note that the Company has not had any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions, that have been accounted for as sales pursuant to the guidance in ASC 860.
We respectfully inform the Staff that, as disclosed in the Company’s accounting policy Note 2(l) in the Form 10-K (page 58 of the Form 10-K), the Company has used repurchase agreements to fund the purchase of a number of Non-Agency MBS with the same counterparty from which such securities were purchased. Transactions where an asset is purchased and financed with the same counterparty are presumed to be a “linked” transaction in accordance with ASC 860-10. The Company assessed the criteria specified in ASC 860-10-40-44 to determine whether such transactions were able to overcome the presumption that the transactions were linked. The Company failed to meet all of the criteria in ASC 860-10-40-44 and, as a result, the transactions were considered linked. Linked transactions are evaluated on a combined basis and reported as a forward (derivative) contract and are presented as “MBS Forwards” on the Company’s balance sheet.
We further note the related derivative disclosures for the Company’s MBS Forwards are presented in Note 4 in the Form 10-K (page 65 of the Form 10-K).
•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff—the general principle for offsetting — does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identity those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.
In response to the Staff’s comment, we note that the Company has not offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist. As disclosed in Note 2(l) to the financial statements set forth in the Form 10-K (page 57 of the Form 10-K), although permitted under certain circumstances, the Company does not offset cash collateral receivables or payables against its net derivative position.
5.	If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

In response to the Staff’s comment, we note that the Company did not and does not account for any repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales for accounting purposes.
Fair Value of Financial Instruments, page 78
6.	We note your disclosure that the company’s non-agency mortgage backed security valuations are primarily based upon readily observable market parameters. Please tell us what, if any, unobservable inputs are used in determining the fair value of your non-agency mortgage backed securities, with particular emphasis on those securities rated CCC or lower. To the extent significant unobservable inputs are used in the valuation process, explain to us how you determined it would be appropriate to classify the assets in level 2 of the fair value hierarchy rather than level 3. Additionally, please tell us what procedures management performs to ensure that inputs used by the third party pricing service are reasonable and appropriate in accordance with ASC 820.
As noted on page 79 of the Form 10-K, in determining the fair value of its Non-Agency MBS, the Company considers prices from various sources, including selected third-party pricing services, broker quotes received and other applicable market based data. It is important to note that as of December 31, 2009, active markets existed for either identical Non-Agency MBS or comparable Non-Agency MBS to those held by the Company, including those rated CCC or lower. Accordingly, the Company determined the fair value of its Non-Agency MBS using observable market data, obtained from either its direct observations of market activity (e.g., actual trades) and/or from its frequent interaction with market participants (such as sales people and traders at broker-dealers/investment banks) who provide the Company with information regarding trading activity for either identical Non-Agency MBS or comparable Non-Agency MBS to those held by the Company. As part of this process, the Company gathers information regarding the various types of Non-Agency MBS in its portfolio, segmented into certain underlying criteria, including collateral type, tranche type, vintage, delinquency status and level of credit enhancement. The Company uses this information as part of its overall assessment of the quality of the fair value information provided by the pricing services and brokers. The information is also used to classify the security within the fair value hierarchy specified by ASC 820. Based on the information available as of December 31, 2009, the Company determined that observable data through active markets existed for either identical or comparable Non-Agency MBS to those held by the Company and, accordingly, classified these assets in Level 2 of the fair value hierarchy.
As discussed above, the Company considers information from selected pricing services in determining the fair value of both its Agency and Non-Agency MBS. The Company develops an understanding of the valuation methodologies used by the third party pricing services via discussion with representatives of the respective pricing services and review of documentation from each pricing service that provides a description of the valuation methodologies used for different types of MBS. In addition, on an annual basis, the Company obtains and reviews the SAS 70 report for one of its third-party pricing services in order to understand and evaluate internal controls over price evaluations for that pricing service.
The Company understands that the third-party pricing services it uses develop estimates of fair value for Agency and Non-Agency MBS using various techniques, including discussion with internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to and, therefore, is not able to review in detail inputs used by the pricing services in developing estimates of fair value as part of the various techniques used by the pricing services. However, on at least a monthly basis as part of its closing process and more frequently as needed, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against the Company’s

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

direct observations of market activity and information obtained from market participants that in the Company’s assessment is relevant to the determination of fair value, or other broker quotes obtained on a monthly basis. This process may result in the Company “challenging” the estimate of fair value for a security if the Company is unable to reconcile the estimate provided by the pricing service with the Company’s assessment of fair value for the security. It is the Company’s practice not to mark any of its securities outside of the range of price estimates received from its pricing services and brokers. Accordingly, in following this approach, the Company’s objective is to ensure that the information provided by selected pricing services that is used in the determination of fair value of its securities is reasonable and appropriate.
Definitive Proxy Statement Filed April 6, 2010
Executive Compensation, page 20
7.	We note your disclosure on page 26 regarding the comparative industry peer group used in determining incentive compensation. In future filings, please clarify if the peer group identified is also used in setting other compensation, such as base salary. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.
In response to the Staff’s comment, we note that the comparative industry peer group identified on page 26 was not used in setting any other 2009 compensation for the named executive officers. If similar industry peer group information is used in the future to determine the compensation of the named executive officers, we will, to the extent relevant, identify the components of any peer group used by the Company in setting compensation, including base salary, in future proxy statements. An example of possible future disclosure on this topic is as follows:
“In assessing other compensation, such as base salary, the Compensation Committee evaluated a benchmarking analysis that compared compensation components, including base salary, payable to the named executive officers to the compensation practices employed by an industry peer group identified by the compensation consultant. This industry peer group consisted of the following companies: [________].”
Incentive Compensation, page 24
8.	We note that the compensation committee takes into consideration qualitative factors in making incentive compensation decisions, such as the individual performance of each named executive officer. In future filings please describe in more detail the factors the committee considers in assessing individual performance and disclose how the committee’s assessment resulted in the actual incentive compensation amounts awarded. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.
In response to the Staff’s comment, we respectfully inform the Staff that the text in the Proxy Statement immediately following the table on page 26 under the caption “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis — Elements of Executive Compensation — Incentive Compensation” summarizes the individual performance factors that were considered by the Compensation Committee in making decisions regarding the incentive compensation of these named executive officers. In addition, the four paragraphs that precede this discussion indicate that “based upon their assessment and evaluation, the Compensation Committee determined to apply the Discretionary Adjustment to the 2009 Bonus Pool and, as a result, adjusted the Bonus Pool upwards by 15% (out of a possible maximum

Mr. Kevin Woody and Mr. Robert Telewicz
September 24, 2010

upward Discretionary Adjustment of 30%)... .” To the extent relevant, we propose to include similar discussions relating to the factors considered by the Compensation Committee in assessing individual performance and the results of such assessment on actual incentive compensation in future proxy statements.
*   *   *   *   *
     In regards to the Form 10-K and the Proxy Statement, we acknowledge the following on behalf of the Company as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust we have been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact us.
Very truly yours,
/s/ William S. Gorin
William S. Gorin
President
/s/ Stephen D. Yarad
Stephen D. Yarad
Chief Financial Officer

cc:	Timothy W. Korth, Esq. Jay L. Bernstein, Esq.